NovoMoto is moving investors into an SPV

NovoMoto has created a new special purpose vehicle (SPV), which is an LLC created to hold the Wefunder investments on investors' behalf. Investors will retain the same economic rights, and this structure will help ensure that NovoMoto's future growth and follow-on financings won't be at risk. By aggregating investors into an SPV, NovoMoto can avoid issues with having too many individual stockholders, such as skeptical venture capitalists, being required to go public before they're ready, and challenges in gathering stockholder approvals.

The company has selected Kevin Fisher as the Lead Investor. The Lead invested alongside you in the round, and will advocate on behalf of investors and direct the voting power of the SPV.

> "Kevin Fisher is a computer engineer with over fifteen years of experience in the aerospace industry, including projects supporting weather forecasting and the earth sciences. He is an avid impact investor focused on companies that make it their core mission and daily business to improve people's lives and the wellbeing of our home planet. Kevin lives in the Washington DC area, where he enjoys photography, reading, and spending time with friends. He is a proud investor in Novomoto and is grateful for the opportunity to represent his fellow investors in this exciting phase of growth for the company."
>
>  **Kevin Fisher**

Message from the founders:

Dear Investors, We are excited to inform you that 2021 was an amazing year for NovoMoto and we accomplished our goals. You can see more details about our progress in 2021 in our Annual Newsletter that was published in January. In order to continue our growth, we would like to inform you that we are going to raise our new round for $2.5m at a $9m pre-money valuation. In return, investors will receive Preferred Stocks of NovoMoto with the per Share purchase price of $2.26. Please contact us at mehrdad@novomoto.net if you are interested to know more about the details of our raise. Before start our raise, we are going to use the Special Purpose Vehicle article in the convertible notes to introduce Kevin Fisher to represent all Wefunder investors. This migration process is an important step for us to raise money from institutional investors in our new round since it cleans up our cap table.

Contracts

📄 NovoMoto Exchange I SPV Exchange Agreement

📄 Legal Disclosures

SIGN AGREEMENT

OPT-OUT

Frequently asked questions

Why is the company doing this now?	When you invested in NovoMoto, SPVs were not allowed to be used in crowdfunding rounds. Thankfully, as of spring 2021 SPVs are now legal and NovoMoto wants to use this superior structure.
What do I own after this is done?	You will own a proportional piece of the SPV based on the amount of your previous investment. The

SPV will in turn own a piece of the company. In the future, you will be able to sell your piece of the SPV or receive a payout if NovoMoto has a liquidity event

Will my Wefunder portfolio change because of this?

Your portfolio will appear the same as it does now. The only difference is that the SPV Exchange Agreement will be accessible with your other contracts. You can view your portfolio at wefunder.com/portfolio.

Do I have to do anything else?

No, once you sign above, your investment will be automatically transitioned. We will email you when this process is complete!